CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com



Our Ref: CSA/CPA6/5(e)

12th July 2005

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the shareholders' circular of the Company for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED



David Fu
Deputy Company Secretary

DF/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)



P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Cathay Pacific Airways Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Continuing Connected Transactions with DHL

Independent financial adviser: Commerzbank AG


CATHAY PACIFIC

A letter from the Independent Board Committee is set out on page 4 of this Circular. A letter from Commerzbank AG containing its advice to the Independent Board Committee and the Shareholders is set out on pages 5 to 10 of this Circular.

12th July 2005

DEFINITIONS

In this circular the following expressions have the following meanings unless the context requires otherwise:

AHK	AHK Air Hong Kong Limited, owned 60% by the Company and 40% by DHL, the principal activity of which is the operation of cargo airline services.
Cathay Pacific or Company	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
CITIC	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
DHL	DHL International GmbH (formerly DHL International Limited), the principal activity of which is the provision of international express distribution services. DHL is a wholly owned subsidiary of Deutsche Post AG, a company incorporated in Germany and listed on the Frankfurt Stock Exchange and the principal activity of which is transportation and logistics.
Directors	The directors of Cathay Pacific.
Group	Cathay Pacific and its subsidiaries.
Independent Board Committee	An independent committee of the Board of Directors comprising Peter Lee, Raymond Or, Jack So and Tung Chee Chen, all of whom are independent non-executive Directors.
Latest Practicable Date	7th July 2005, being the last practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
PRC	The People's Republic of China.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Swire	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Robert Atkinson
Philip Chen
Derek Cridland
Tony Tyler

Non- Executive Directors:
Martin Cubbon
Henry Fan
James Hughes-Hallett
Vernon Moore
David Turnbull
Raymond Yuen
Carl Yung
Zhang Xianlin

Independent Non-Executive Directors:
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

To the Shareholders

Dear Sir or Madam,

12th July 2005

Continuing Connected Transactions with DHL

INTRODUCTION

Reference is made to the Company's announcements dated 17th October 2002 and 27th June 2005 regarding the continuing connected transactions ("Transactions") relating to the Services Agreement between AHK and DHL dated 17th October 2002 (the "Services Agreement") which was subsequently amended, pursuant to which AHK provides to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's air express materials (the "Services").

In this connection, a waiver ("the Waiver") was granted by the Stock Exchange from strict compliance with the then connected transaction requirements in the Listing Rules, subject to the value of the Transactions for any relevant year not exceeding 3% of the audited consolidated net tangible assets of the Company ("the Waiver Limit").

The Waiver Limit has not been exceeded as of the Latest Practicable Date. It is expected that, from 2005 onwards, the annual value of the Transactions will exceed the Waiver Limit and the Company is required to comply with the applicable requirements relating to continuing connected transactions under the Listing Rules.

The purpose of this circular is to provide you with the particulars of the Services, the letter from the Independent Board Committee, the letter from the independent financial adviser to the Independent Board Committee and the Shareholders and other information required by the Listing Rules.

THE TRANSACTIONS

Pursuant to the Services Agreement, AHK provides to DHL the Services.

Payment is made in cash by DHL to AHK against invoice presented monthly within 30 days from the date of receipt of the invoice.

The term of the Services Agreement ("Term") is for the period from 17th October 2002 to 31st December 2018, with an option exercisable by DHL to extend beyond 31st December 2018 for a period to be agreed by the parties. It may be terminated before expiration of the full term in certain circumstances, including upon material default by a party and continuing force majeure.

The Directors consider that the Term, being more than three years, is of normal business practice due to AHK's significant investment in acquisition of freighter aircraft, which are depreciated over at least 20 years, for provision of the Services.

PRICING BASIS AND ANNUAL CAP

On the basis of the prices negotiated at an arm's length with DHL in respect of the capacity to be provided for the Services, the Directors estimate that the maximum aggregate annual value (the "Annual Cap") of the Transactions will not exceed the amounts set out below:

For the year ending 31st December (HK$ million):

2005	2006	2007
1,350	1,600	2,000

The Annual Cap has been determined by reference to the annual value of the Transactions of HK$43 million from 17th October to 31st December 2002, HK$322 million in 2003 and HK$715 million in 2004, to which a cushion has been added to provide flexibility for possible changes in the level of Services associated with the growth in AHK's aircraft fleet (with five Airbus A300-600F freighter aircraft as at 31st December 2004, four aircraft under firm orders from 2005 to 2006 and an option for a further two aircraft for 2007).

REASONS FOR, AND BENEFITS OF, THE TRANSACTIONS

The provision of air cargo capacity to DHL is part of the normal commercial activity of the Company and AHK in the ordinary and normal course of their business that makes substantial contribution to the Company's and AHK's revenue and profitability. The Directors consider that the terms of the Transactions are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONNECTION BETWEEN THE PARTIES

DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK.

COMPLIANCE WITH THE LISTING RULES

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

Commerzbank AG has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the Shareholders on the Services Agreement, the Term and the Annual Cap, which are subject to independent shareholders' approval. The Company has received written approval from a closely allied group of shareholders, namely Swire and CITIC which currently own 1,566,233,246 shares (46.35%) and 859,353,462 shares (25.43%) respectively of the total issued share capital of the Company. Swire and CITIC are connected persons of each other. No shareholder would be required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14A.18. The Stock Exchange has granted a waiver to the Company from the requirement to hold a general meeting to approve the Services Agreement, the Term and the Annual Cap.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2007 or if the Annual Cap is exceeded or when there is a material change to the terms of the Services Agreement.

RECOMMENDATION

Your attention is drawn to (i) the letter from the Independent Board Committee set out on page 4 of this circular which contains its recommendation to the Shareholders concerning the Transactions; and (ii) the letter from Commerzbank AG set out on pages 5 to 10 of this circular which contains their advice to the Independent Board Committee and the Shareholders in relation to the Transactions and the principal factors and reasons considered by them in formulating their advice.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendix to this circular.

By order of the Board
Cathay Pacific Airways Limited
David Turnbull
Chairman

12th July 2005

To the Shareholders

Dear Sir or Madam,

Continuing Connected Transactions with DHL

We refer to the circular dated 12th July 2005 of the Company ("Circular") of which this letter forms part. Terms defined in the Circular bear the same meanings herein unless the context otherwise requires.

We have been appointed to form the Independent Board Committee to consider the terms of the Transactions and to advise the Shareholders whether, in our opinion, the terms of the Transactions are fair and reasonable so far as the Shareholders are concerned. Commerzbank AG has been appointed to advise the Independent Board Committee and the Shareholders in respect of the terms of the Transactions (including the Term and the Annual Cap).

We wish to draw your attention to the letter from the Board set out on pages 1 to 3 of the Circular which contains, inter alia, information about the Transactions, and the letter of advice from Commerzbank AG set out on pages 5 to 10 of the Circular which contains their advice in respect of the terms of the Transactions (including the Term and the Annual Cap).

Having taken into account the advice of Commerzbank AG, we consider the terms of the Transactions (including the Term and the Annual Cap) to be fair and reasonable so far as the Shareholders are concerned and in the interest of the Company and the Shareholders as a whole.

Yours faithfully,
The Independent Board Committee
Peter Lee
Raymond Or
Jack So
Tung Chee Chen
Independent Non-Executive Directors

The following is the text of a letter received from Commerzbank AG setting out its opinion to the Independent Board Committee and the Shareholders in respect of the Transactions for inclusion in this Circular.

Commerzbank AG

12th July 2005

The Independent Board Committee and the Shareholders of
Cathay Pacific Airways Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

Dear Sirs,

Continuing Connected Transactions with DHL

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Shareholders in respect of the continuing connected transactions relating to the Services Agreement (as subsequently amended), details of which are set out in the circular dated 12th July 2005 (the "Circular"), which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

The Directors announced on 27th June 2005 that based on the current projections, it was expected that from 2005 onwards the annual value of the Transactions would exceed the Waiver Limit granted by the Stock Exchange in 2002. As set out in the Circular, the Services Agreement was entered into between AHK and DHL on 17th October 2002, which was subsequently amended, pursuant to which AHK provides to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's air express materials.

Our role as the independent financial adviser to the Independent Board Committee is to give our advice to the Independent Board Committee and the Shareholders on the Services Agreement (as subsequently amended), including its Term, and the Annual Cap of the Transactions as to whether they are fair and reasonable and are in the interests of the Company and the Shareholders as a whole, and whether the Transactions are on normal commercial terms and in the ordinary and usual course of business of Cathay Pacific.

In formulating our advice, we have relied on the information and facts supplied to us by the Company. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate and we have relied on the same. We have also relied on the representations of the Company that having made all due enquiries and careful decisions, and to the best of its knowledge and belief, there are no other acts or representations, the omission of which would make any statement contained in the announcement, including this letter, misleading. We have also assumed that all information, statements and representations made

or referred to in the Circular, which have been provided to us by the Company, and for which they are wholly responsible, are true, complete and accurate at the time they were made at the date of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Services Agreement (as subsequently amended), the Term and the Annual Cap of the Transactions and to provide us with a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information and representations made to us untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company, nor have we conducted any independent in-depth investigation into the business and affairs of the Group.

We note that the Waiver shall remain valid until the earlier of (i) the expiry of the Services Agreement, being 31st December 2018; or (ii) the Company failing to comply with any of the Wavier conditions or the agreement being renewed or extended or there being a material change to the terms of the Services Agreement. As the Directors expect that from 2005 onwards, the annual value of the Transactions will exceed the Wavier Limit (being 3% of the audited consolidated net tangible assets of the Company for the relevant year), the Company is required to comply with the applicable requirements relating to the continuing connected transactions under the Listing Rules.

AHK is a 60% owned subsidiary of the Company. DHL is a connected person of the Company because of its 40% attributable interest in AHK. As such, the Services provided by AHK to DHL constitute continuing connected transactions under the Listing Rules.

PRINCIPAL FACTORS CONSIDERED

In assessing the Services Agreement (as subsequently amended), the Term and the Annual Cap of the Transactions and giving our independent financial advice to the Independent Board Committee and the Shareholders, we have taken into account the following principal factors and reasons:

A. BACKGROUND

1. The Company, DHL and AHK

The principal activity of the Company is the operation of scheduled airline services which are principally to and from Hong Kong, and other related services including airline catering, aircraft handling and engineering.

AHK is a regional air freight carrier and the principal activity of AHK is the operation of express air cargo transportation services to major cities in the Asia Pacific region.

DHL operates an international express cargo business.

2. The Services Agreement

Pursuant to the Services Agreement (as subsequently amended), AHK provides to DHL the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's air express materials. The Services Agreement is for a period from 17th October 2002 to 31st December 2018, with an option exercisable by DHL to extend beyond 31st December 2018 for a period agreed by the parties. The Services Agreement may be terminated before expiration of the full term in certain circumstances, including upon material default by a party and continuing force majeure.

DHL express materials are given priority on those airline services which are provided to DHL by AHK. Space not taken up by DHL on those services is available for sale to other customers by AHK. In addition, DHL compensates AHK to the extent of space reserved for it and is not occupied.

We have reviewed the Services Agreement and noted that DHL has agreed to pay (i) all costs incurred by AHK associated with the performance of the duties by AHK under the Services Agreement; and (ii) an agreed percentage on the capital employed by AHK. We have discussed with the Directors and understand that DHL is a major customer of AHK, and the Services Agreement provides a degree of certainty for AHK to allocate its cargo space on its airline services in advance. We understand that since the scope of work provided by AHK to its customers is not identical, it would be impracticable to compare whether the pricing for the Services adopted in the Services Agreement would be the same as that provided to other customers. However, the Directors have confirmed that the Services Agreement was entered into on terms no more favourable to DHL than those which Cathay Pacific would offer to independent third parties. In addition, we have also discussed with the Directors the Group's overall pricing mechanism in similar contracts, and the Directors confirmed that all prices were and would be negotiated at an arm's length negotiation, taking into consideration the capacity requested by the customer and the duration of the contract.

3. The Term

We note that the Services Agreement is for a term of approximately 16 years, which exceeds the three year term as set out in Rule 14A.35 of the Listing Rules. However, we understand from the Directors that (i) the Services Agreement provides the Group with a stable and profitable contract with DHL, which Services accounted for approximately 3% and 6% of the overall air cargo business of the Group for the year ended 31st December 2003 and 2004, respectively; (ii) AHK's significant time and investment in acquisition of freighter aircraft, which are depreciated over at least 20 years; and (iii) the securing of a long term contract with a reputable customer, which is one of the world's leading logistics companies.

We have reviewed research reports and noted that a new aircraft takes approximately 24 months from order to delivery, with an average economic life of approximately 27 years. We have also discussed with the Directors and understand that AHK does not have other similar long-term contracts with third parties in respect of cargo services. We understand that the Company uses large freighter aircraft for general cargo. Pursuant to the Services Agreement, AHK has to acquire small freighter aircraft to cater for DHL's express cargo (for small volume and quick turnaround). As such, the long-term nature of the Services Agreement simply reflects the special need for AHK to acquire different types of aircraft for use by DHL.

Given (i) the capital nature and time required for acquiring an aircraft; (ii) the Services Agreement was originally entered into on 17th October 2002 (as subsequently amended), which terms were negotiated on an arm's length basis and on normal commercial terms; (iii) the Services Agreement provides a stable and profitable business to the Company (i.e. cost plus an agreed percentage on the capital employed by AHK); and (iv) the annual value for 31st December 2005 is expected to exceed the Waiver indicates that the growth of business and hence the revenue to the Company, we are of the view that limiting the term of this agreement to three years will not be beneficial to the interests of the Company and the Shareholders as a whole as the Group will not then be able to fully recover the investment in freighter aircraft and to fully utilise the commercial benefits to be brought by the Services Agreement.

In this connection, summarising all of the above as a whole, we confirm that it is normal business practice for the Services Agreement to be of a long-term nature.

B. BASIS OF THE ANNUAL CAP

4.1 Reasons for the Annual Cap

The Company obtained the Waiver from strict compliance with the connected transactions requirements under the then Listing Rules. It is expected that the annual value of the Transactions will, from 2005

onwards, exceed the Waiver Limit. In this connection, the Company will have to comply with the reporting, announcement and independent shareholders' approval requirements with respect to the Transactions.

As set out in the letter from the board, the Company proposes to set the following Annual Cap for the Transactions:

For the year ending 31st December (HK$ million):

2005	2006	2007
1,350	1,600	2,000

4.2 Basis of the Annual Cap

In determining whether the above Annual Caps proposed by the Company are fair and reasonable and are in the interests of the Shareholders, we have reviewed and discussed with the Directors the basis for setting the respective Annual Cap for the Transactions.

We have discussed with the Directors and noted that the proposed Annual Caps are determined based on (i) the actual historical annual value of the Transactions; (ii) the internal projections of the Group's overall air cargo business, taking into account the estimated future demand of air cargo services for DHL in light of the economic environment, in particular, the Asia Pacific region; and (iii) on average, a 22% annual increment on the Annual Cap, which provides a reasonable buffer for possible changes in the level of Services associated with the growth in AHK's aircraft fleet.

In arriving at our opinion on the Annual Cap, we have discussed with the Directors and have conducted various research on the overall air cargo industry in the Asia Pacific region. We set out below our analysis, as follows:

4.2.1 The Group's existing air cargo business and expansion plan

The Group is one of the prominent airlines offering both cargo and passenger services to various destinations around the world. The provision of air cargo capacity to DHL is part of the normal commercial activity of the Company and AHK and is in the ordinary and normal course of their businesses. In accordance with the Company's latest annual report, air cargo turnover accounted for approximately 34% and 29% of the Group's turnover for the year ended 31st December 2003 and 2004, respectively. We note that the Services constituted approximately 3% and 6% of the overall air cargo business of the Group for the year ended 31st December 2003 and 2004 respectively.

As set out in the Circular, as at 31st December 2004, AHK has five Airbus A300-600F freighter aircraft (four aircraft under firm orders from 2005 and 2006, with an option for two further aircraft for 2007). In addition, we note from the Company's annual report that the Company has participated in Boeing's passenger-to-freighter conversion programme. Initially, six passenger aircraft will have been converted into special freighters by 2007.

4.2.2 Analysis of the Annual Cap for the year ended 31st December 2005

As set out in the letter from the board, the annual value of the Transactions for the year ended 31st December 2003 and 2004 was HK$322 million and HK$715 million, respectively. We note that there is an approximately 50% increase in the Annual Cap of the Transactions in 2005 as compared to the annual value for the financial year ended 31st December 2004. We have discussed with the Directors and have reviewed the Company's latest annual report. We note that such increase was mainly attributable to (i) the

Directors' belief that Hong Kong continues to play an important role as the gateway to the Pearl River Delta, with demand to Europe, Japan and the United States remaining strong; (ii) AHK having taken delivery of four A300-600 freighter aircraft in 2004; and (iii) the delivery of four additional freighters to AHK under firm orders from 2005 to 2006.

In addition, we have also reviewed the latest annual report of Deutsche Post AG (one of the world's leading logistic companies and the holding company of DHL) and noted that revenue in the Asia Pacific region records a 25% growth for the year ended 31st December 2004 compared to the same period in 2003. The company believes that the PRC has an enormous growth potential as a result of the opening up to global trade. Moreover, we note that in August 2004, DHL has commissioned a new central hub at the Hong Kong International Airport with the largest and most modern freighter centre in the region, which is a major component in DHL's Asian strategy.

4.2.3 The overall air cargo market

We have reviewed various research reports issued by leading aircraft manufacturers in 2005 in connection with the world air cargo forecast and noted that the intra-Asia air cargo market is projected to continue to experience steady growth in the coming years. Asian air cargo market will continue to lead the world air cargo industry, with intra-Asian market expanding at approximately 8.5% per year. We note that such increase in the intra-Asia air cargo industry is mainly driven by (i) the intra-Asia economic and traffic growth; and (ii) the implementation of globalisation and increased foreign direct investment in the Asia Pacific region, which lead to increased frequencies and more direct air services.

(i) the intra-Asia economic and traffic growth

In relation to the air cargo traffic, the intra-Asia air cargo market constitutes 15.4% of the world's air cargo traffic in tonnage (compared to approximately 12.7% in tonnage in 2003). In the coming years, Asia will continue to lead the world's economies with projected growth of 3.3% per year between 2003 and 2023. As a result of improving Asian economic growth, the PRC's entrance into the World Trade Organisation and the expected reduction of trade barriers will provide an increase in air traffic opportunities.

(ii) Globalisation and network development

We note from market research reports that the continuing trend towards globalisation of sourcing, manufacturing, assembly and distribution has accounted for a significant proportion of the air cargo growth rate in Asia. With continuous improvement and expansion of airport infrastructure and airport improvements, it is expected to stimulate the air cargo traffic in the region.

4.3 Our conclusion

We have reviewed the Services Agreement (as subsequently amended), its Term and the Annual Cap with reference to: (i) the historical figures of the annual value of the Transactions and the expansion strategy of the Group; (ii) the projected steady growth of the air cargo business and the overall positive outlook of the air cargo business in the Asia Pacific region; (iii) the Company's projected fleet growth and DHL's business strategy in the Asia Pacific region; and (iv) the securing of a reputable and stable customer with profound experience in the delivery services, which makes substantial contribution to the revenue and profitability of the Group.

When setting the Annual Cap for the Services, the Directors have made projections of the Services which are based on, amongst other factors, both overall macro environment of the air cargo business and specific

strategies and co-operation potential between AHK and DHL. The Annual Cap for each of the years from 2005 to 2007 is considered by the Directors to include a reasonable buffer for future growth of the air cargo business with DHL.

Having considered the above principal factors and reasons, and given

(i) the Directors' view that the provision of air cargo capacity to DHL is part of the normal commercial activity of the Company and AHK, is in the ordinary and normal course of their businesses; and on terms on more favourable to DHL than those offered to independent third parties;

(ii) the significant investment in the acquisition of freighter aircraft, and that the securing of a long-term and reputable customer makes substantial and stable contribution to the Group's revenue and profitability;

(iii) it is normal business practice of the Company for the Services Agreement to be of a long-term nature in order to fully utilise the commercial benefits to be brought by the Services Agreement; and

(iv) that the Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2007 or if the Annual Cap is exceeded, or when there is a material change to the terms of the Services Agreement,

we are of the view that the terms of the Services Agreement (as subsequently amended), its Term and the Annual Cap are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Harald W.A. Vogt	**Helen Ho**
General Manager	**Head of Corporate Finance – M&A Advisor**

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2004, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated company (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Interests in shares of Cathay Pacific

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial owner	Long position	9,000	0.00027%
Derek Cridland	Beneficial owner	Long position	17,000	0.00050%
Tony Tyler	Beneficial owner	Long position	5,000	0.00015%
Raymond Yuen	Beneficial owner	Long position	9,000	0.00027%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
Swire Pacific Limited	1,566,233,246	Long position	46.35%
John Swire & Sons Limited	1,566,233,246[1]	Long position	46.35%
CITIC Pacific Limited	859,353,462	Long position	25.43%
Super Supreme Company Limited	787,753,462[2]	Long position	23.31%
Custain Limited	214,851,154[2]	Long position	6.36%
Easerich Investments Inc.	191,922,273[2]	Long position	5.68%
Motive Link Holdings Inc.	189,057,762[2]	Long position	5.59%
Smooth Tone Investments Ltd.	191,922,273[2]	Long position	5.68%

Notes: 1. Duplication of Swire Pacific Limited's holding. As at the Latest Practicable Date, the John Swire & Sons Limited Group directly or indirectly owned interests in shares of Swire Pacific Limited representing 29.47% of the issued share capital and 52.86% of the voting rights.

2. Duplication of CITIC Pacific Limited's holding because these companies are subsidiaries of CITIC Pacific Limited.

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 17,455,000 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	17,455,000	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%
Hong Kong Airport Services Limited	Hong Kong Dragon Airlines Limited	30 ordinary shares	30%
HAS GSE Solutions Limited	Hong Kong Dragon Airlines Limited	3 ordinary shares	30%

(e) Directors' interests in competing businesses

David Turnbull and Zhang Xianlin are respectively a director and a supervisor of Air China Limited ("Air China"). Henry Fan, Tony Tyler, Raymond Yuen and Zhang Xianlin are directors of Hong Kong Dragon Airlines Limited ("Dragonair"). Air China and Dragonair compete or are likely to compete either directly or indirectly with the business of the Company as they operate airline services to certain destinations which are also served by the Company. None of David Turnbull and Zhang Xianlin are directly involved in the management of Air China's business. None of Henry Fan, Tony Tyler, Raymond Yuen or Zhang Xianlin are directly involved in the management of Dragonair's business.

The Directors consider that the Group is capable of and does carry on its business independently of, and on arm's length basis with, the competing businesses of Air China and Dragonair.

(f) Other interests of Directors

Philip Chen, James Hughes-Hallett, David Turnbull and Martin Cubbon are all directors of Swire. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson, Tony Tyler and Raymond Yuen. Henry Fan, Vernon Moore and Carl Yung are directors and employees of CITIC. Swire, John Swire & Sons Limited and CITIC are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, David Turnbull, Tony Tyler and Raymond Yuen are interested in the JSS Agreement.

(g) Interests in assets
As at the latest Practicable Date, none of the Directors and the expert whose name is referred to in the paragraph headed "Consent and Expert" in this appendix has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2004, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(h) Service contracts
No Director has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

CONSENT AND EXPERT
Commerzbank AG has given and has not withdrawn its written consent to the issue of this Circular with the inclusion of its letter as set out in this Circular and references to its name in the form and context in which they respectively appear in this Circular.

QUALIFICATION OF EXPERT
The following is the qualification of the expert which has given its opinion or advice which is contained in this Circular:

Name	Commerzbank AG
Qualification	A licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an authorised financial institution under the SFO to carry out type 1 (dealing in securities), 4 (advising on securities), and 6 (advising on corporate finance) regulated activities as set out in Schedule 5 of the SFO.

As at the latest Practicable Date, Commerzbank AG does not have any shareholding interest, directly or indirectly, in any member of the Group nor the right (whether legally enforceable or not) to subscribe for or to nominate any person to subscribe for securities in any members of the Group.

DOCUMENT AVAILABLE FOR INSPECTION
A copy of the Services Agreement is available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 26th July 2005.

POLL PROCEDURE
Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or of the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association, provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.